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                                March 19, 2021

       Jon Heimer
       Chief Executive Officer
       Olink Holding AB (publ)
       Uppsala Science Park
       SE-751 83
       Uppsala, Sweden

                                                        Re: Olink Holding AB
(publ)
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed March 18,
2021
                                                            File No. 333-253818

       Dear Mr. Heimer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2021 letter.

       Amendment No. 1 to Form F-1 filed on March 18, 2021

       Prospectus Summary
       Summary of Consolidated Financial Position , page 12

   1. We note here and throughout the filing that you present $2.3 and $64 million of non-
                                                        current interest
bearing loans and borrowings and total liabilities, further as adjusted, as of
                                                        December 31, 2020,
respectively, which reflects the information provided in footnote 2 to the table. Footnote 2
indicates that you have paid off $67.2 million of outstanding indebtedness with
proceeds from the offering. We finally note from page F-34 that you only have $64 million
and $66 million of total non-current interest-bearing loans and borrowings and total
interest-bearing loans and borrowings, outstanding as of December
 Jon Heimer
Olink Holding AB (publ)
March 19, 2021
Page 2
      31, 2020, respectively. Please tell us and revise your filing to explain to us why you are assuming you will pay off $67.2 million in outstanding indebtedness as part of the offering proceeds considering your aforementioned historical balances presented on page
      F-34.
        You may contact Tara Harkins at (202) 551-3639 or Terence O   Brien at
(202) 551-3355
if you have questions regarding comments on the financial statements and related matters.
Please contact David Gessert at (202) 551-2326 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameJon Heimer
                                                           Division of
Corporation Finance
Comapany NameOlink Holding AB (publ)
                                                           Office of Life
Sciences
March 19, 2021 Page 2
cc:       Kristopher D. Brown, Esq.
FirstName LastName